NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010441

January 14, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-14-2010

Anthony R. Augliera
Senior Company Counsel
Law Department
Wells Fargo & Co.
MAC: D1053-300
301 South College Street
Charlotte, NC 28288

Re: Wells Fargo & Company
Incoming letter dated December 21, 2009

Dear Mr. Augliera:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Wells Fargo by Norman L. Weiss. We also received a letter from the proponent on December 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Norman L. Weiss

FISMA & OMB Memorandum M-07-16

January 14, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 21, 2009

The proposal provides that, until the dividend paid on common shares is restored to the amount paid previously before the reduction for four successive quarters, the annual compensation and all fringe benefits paid to the 300 highest paid officers and to all board members is to be maintained at the amounts paid in 2008.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which Wells Fargo relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VIA Email to shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street N. E.
Washington D.C. 20549

Re: Wells Fargo & Company-Opposed to Omission of my Stockholder Proposal

Ladies and Gentlemen:

By letter of December 21, 2009 attorneys for Wells Fargo & Company have sent you a request to omit my proposal for inclusion in the Annual Proxy Statement for a vote at the Annual Meeting of Wells Fargo. I do hope that the SEC will deny their request.

A copy of my proposal was submitted to you by the Company and I wish to indicate that I do not believe my proposal should be omitted and that the SEC so rule.

Please bear in mind in deciding this request that the Company not only reduced the dividend but soon thereafter granted top officials bonus provisions that shocked me and many other common stock owners of Wells Fargo. Such actions were very upsetting to me as a stockholder.

In any event, I do believe that my proposal is in order with the provisions and the intent of the 1934 Act/Rules and timely considering all the circumstances of Wells Fargo and the Securities Industry.

Your denial of the request to omit my Proposal is proper in my opinion and I will appreciate that decision.

Sincerely yours,



Norman L. Weiss, Stockholder



Anthony R. Augliera
Law Department

Wells Fargo & Co.
MAC: D1053-300
301 South College Street
Charlotte, NC 28288
Telephone: 704.383.4901
Fax number: 704.715.4496
anthony.augliera@wachovia.com

1934 Act/Rule 14a-8

December 21, 2009

VIA E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Wells Fargo & Company – Omission of Stockholder Proposal of Norman L. Weiss

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a stockholder proposal from its proxy statement and form of proxy for Wells Fargo's 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission. Wells Fargo has filed this letter with the Commission no later than eighty calendar days before Wells Fargo intends to file its definitive 2010 Proxy Materials with the Commission.

The Proposal

Wells Fargo received a letter (the "Letter") from Mr. Norman L. Weiss (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in Wells Fargo's 2010 Proxy Materials. The Proposal set forth in the Letter mandates that "[u]ntil the dividend paid on Common Shares of Wells Fargo is restored to the amount paid previously before the reduction for four (4) successive quarters, the annual compensation and all fringe benefits paid to the 300 highest paid officers and to all Board Members be maintained at the amounts paid in the previous year, 2008." The Proposal also mandates that "any increases that may have been granted over the 2008 rates, to these individuals in the year 2009 or latter years, be held in escrow until the dividend has been increased to the amounts previously paid, for four (4) successive quarters."

The Letter is attached as Exhibit A. For the reasons set forth below, Wells Fargo believes that it may properly omit the Proposal from its 2010 Proxy Materials.

Summary of Wells Fargo's Position

As set forth more fully below, Wells Fargo believes that it may properly omit the Proposal from its 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(13) because the Proposal relates to specific amounts of cash dividends; (ii) Rule 14a-8(i)(7) because the Proposal relates to general compensation matters and Wells Fargo's ordinary business operations; (iii) Rule 14a-8(i)(3) because the Proposal is vague, indefinite, and misleading under Rule 14a-9 under the Exchange Act and, therefore, violates the proxy rules; (iv) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law; and (v) Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal would, if implemented, cause Wells Fargo to violate state law and, therefore, Wells Fargo would lack the power or authority to implement the Proposal.

Analysis

I. <u>Rule 14a-8(i)(13) – The Proposal Relates to a Specific Amount of Cash Dividends</u>.

Rule 14a-8(i)(13) permits the exclusion of a stockholder proposal if the proposal relates to specific amounts of cash or stock dividends. On March 6, 2009, Wells Fargo announced that its Board of Directors (the "Board") intended to reduce Wells Fargo's quarterly common stock cash dividend from $0.34 per share to $0.05 per share, and on April 28, 2009, the Board declared a quarterly common stock cash dividend of $0.05 per share. The Proposal, noting the reduction in Wells Fargo's common stock dividend, seeks to create a direct link between certain officer and Board annual compensation and the restoration of Wells Fargo's quarterly common stock dividend to its previous amount before the reduction, which, as noted above, was $0.34 per share. By requiring that certain officer and Board member annual compensation be maintained at, or effectively reduced to, 2008 levels until the dividend "is restored to the amount paid previously before the reduction" for four successive quarters, the Proposal, in essence, is seeking to create an improper and coercive incentive for the Board to increase Wells Fargo's quarterly dividend from $0.05 per share to $0.34 per share.[1] The Proposal, therefore, unquestionably relates to a

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[1] Although the Proposal does not specifically mention the quarterly dividend amount of $0.34 per share, the Proposal's references to restoring the dividend to "<u>the amount</u> (emphasis added) paid previously before the reduction," which amount was $0.34 per share from September 1, 2008 until the reduction, and increasing the dividend "to the amounts previously paid," as well as the Proposal's requirement that such specific amount be paid for "four (4) successive quarters" and the Letter's reference to the prior reduction of the dividend, clearly indicate that the Proponent is requiring that the quarterly common stock dividend be restored to $0.34 per share.

specific and quantifiable amount of cash dividends and is in direct conflict with the prohibitions in Rule 14a-8(i)(13) regarding stockholder proposals seeking specific amounts of cash dividends.

The Staff has consistently concluded that proposals that require officer and/or director compensation to be restricted or reduced until a specific and quantifiable dividend goal is attained relate to a specific amount of dividends that may be excluded under Rule 14a-8(i)(13), and its predecessor, Rule 14a-8(c)(13). For example, recently in Bank of America Corporation (publicly available February 24, 2009), the Staff permitted the exclusion of a proposal pursuant to Rule 14a-8(i)(13) that recommended that top tier management voluntarily and temporarily reduce their compensation in all forms by 50% until there was full restoration of the company's common stock dividend. Similarly, in Wachovia Corporation (publicly available February 17, 2002), the Staff concluded that a proposal mandating that the total compensation of individual executive officers and board members be reduced by half until the dividend returned to $1.92 per share, the amount before its reduction, for a minimum of one year, was properly excludable under Rule 14a-8(i)(13) because it related to specific amounts of dividends. As in those cases, the Proposal requires that compensation for certain individuals be restricted or reduced until a specific and quantifiable dividend goal is attained, namely an increase in the quarterly dividend from $0.05 per share to $0.34 per share, which was Wells Fargo's quarterly dividend amount immediately prior to its reduction in April 2009.

The Proposal is very similar to the proposals in Bank of America Corporation and Wachovia Corporation, as well as numerous other proposals where the proponent impermissibly sought to create a direct link between officer and/or director compensation and a specific and quantifiable dividend level in an attempt to coerce the board of directors, *quid pro quo*, to pay a certain amount of dividends. See also The Boeing Company (publicly available February 7, 1998) (proposal mandating a moratorium on salary raises and bonuses until the dividend is increased by 35% properly excludable under Rule 14a-8(c)(13)); Northeast Utilities Service Company (publicly available March 3, 1997) (proposal calling for the reduction of bonuses and other forms of executive compensation by 43% or more if the dividend is further reduced, until the dividend "returns to 44 cents per quarter per share" properly excludable under Rule 14a-8(c)(13)); Central Vermont Public Service Corporation (publicly available November 30, 1995) (proposal requesting that all executive salaries be reduced by 25% and all bonuses and stock options be frozen until the dividend has been restored to $0.35.5 per quarter properly excludable under Rule 14a-8(c)(13) as a matter relating to a specific amount of cash dividends); Banknorth Group, Inc (publicly available February 16, 1995) (proposal mandating that no bonuses, stock awards, options or other forms of incentive compensation be awarded to the company's officers so long as the dividend remained less than the annual dividend paid in 1990 was properly excludable under Rule 14a-8(c)(13)); SCEcorp (publicly available January 24, 1995) (proposal directing the company to reduce salaries and benefits of all non-union employees and directors by a percentage equal to the 1994 dividend cut, with such salaries and benefits not to be restored until the dividend was restored to its previous level properly excludable under Rule 14a-8(c)(13)); and UJB Financial Corporation (publicly available March 4, 1994) (proposal requesting the board to freeze or "downsize" all forms of compensation to the company's CEO, directors and management for the purpose of restoring the company's $1.16 dividend properly excludable under Rule 14a-8(c)(13)). The Proposal, as in each of the above cases, seeks a specific and quantifiable amount of dividends and uses restrictions on compensation as the leverage for obtaining such dividends. See also PacifiCorp (publicly available March 8, 1999) (proposal relating to raising dividends by the same percentage as total compensation excludable under Rule 14a-8(i)(13) because it included a formula that would result in a specific dividend amount).

As noted above, by making annual compensation for certain officers and directors dependent on restoring Wells Fargo's quarterly dividend to the amount paid before its reduction, and effectively requesting an increase in the quarterly dividend to such prior dividend amount, the Proposal clearly relates to a specific amount of cash dividends. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wells Fargo believes that it may properly omit the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(13).

II. Rule 14a-8(i)(7) – Proposal Deals with Wells Fargo's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal if the proposal deals with the company's ordinary business operations. Wells Fargo believes that the Proposal is excludable under Rule 14a-8(i)(7) because it involves general compensation matters, which relate to Wells Fargo's ordinary business operations.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board or directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

Consistent with this administrative history, in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff explained that since 1992 it has applied a bright-line analysis when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive and director compensation matters may not be excluded under Rule 14a-8(i)(7). The Staff's distinction between general compensation matters and senior executive and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. See SLB 14A. Wells Fargo believes that it may properly exclude the Proposal under Rule 14a-8(i)(7) because the Proposal's compensation restrictions target individuals far beyond only senior executive officers and directors and therefore involve general compensation matters and ordinary business operations.

The Proposal would restrict or reduce the annual compensation and all fringe benefits paid to the 300 highest paid officers of Wells Fargo until Wells Fargo's dividend is restored to the amount paid prior to its reduction. As set forth in Wells Fargo's 2008 Annual Report on Form 10-K, Wells Fargo has 13 "executive officers," as defined by Rule 3b-7 under the Exchange Act. These "executive officers" include, among others, Wells Fargo's Chairman, Chief Executive Officer, Chief Financial Officer, Chief Credit and Risk Officer, General Counsel, the head of Human Resources, and the heads of its principal business units and are the "executive officers" who, depending upon their total compensation, may be considered "named executive officers" for purposes of determining Wells Fargo's most highly compensated executive officers under the Commission's proxy rules. The 300 highest paid officers that would be covered by the Proposal clearly include a much broader number of individuals who are not senior executive officers at Wells Fargo. The compensation restrictions in the Proposal, which would apply to officers based on their aggregate compensation rather than their executive management responsibilities, would affect numerous business line and staff employees who do not perform policy making functions. In restricting compensation and all fringe benefits for these non-senior executive officers, the Proposal addresses general compensation matters that do not raise the significant social policy concerns outlined by the Staff in SLB 14A. Moreover, the Proposal's focus on general compensation matters is inconsistent with the purposes of Rule 14a-8(i)(7), as discussed by the Commission in the 1998 Release. The Proposal's compensation restrictions, which would affect, among other things, Wells Fargo's equity compensation and benefit plans, seek to "micro-manage" Wells Fargo's day-to-day general compensation practices and programs applicable to numerous employees. Therefore, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to Wells Fargo's ordinary business operations.

The Staff has permitted the exclusion under Rule 14a-8(i)(7) of compensation proposals that would apply to employees who are not "executive officers" of a company. For example, in Minnesota Mining and Manufacturing Company (publicly available March 4, 1999), the Staff concluded that a proposal that would limit the yearly percentage increase of the compensation of the "top 40 executives" and the CEO to amounts determined by certain formulas was excludable under Rule 14a-8(i)(7) as relating to general compensation matters and ordinary business operations. In that case, the company noted that the "top 40 executives" included employees who were not "executive officers" of the company. See also International Business Machines Corporation (publicly available January 22, 2009) (proposal limiting salary increases for employees of "level equivalent to a 3rd Line Manager or above" properly excludable under Rule 14a-8(i)(7) because it related to general compensation matters); 3M Company (publicly available March 6, 2008) (a proposal relating to the compensation of high-level 3M employees, including line employees and staff employees, excludable under Rule 14a-8(i)(7) because it related to general compensation matters); and Xcel Energy, Inc. (publicly available February 6, 2004) (proposal determining the compensation of the president, all levels of vice president, the CEO, CFO and all levels of top management based on a specified formula excludable under Rule 14a-8(i)(7)). Similar to the above cases, the Proposal would apply to employees of Wells Fargo who are not senior executive officers of Wells Fargo and would infringe upon the day-to-day decision making related to determining the amount and type of compensation to be paid to these non-executive officers. Accordingly, Wells Fargo believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to general compensation matters and ordinary business operations.

Based on the foregoing, Wells Fargo believes that it may properly omit the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(3) – The Proposal is Contrary to Proxy Rules.

Rule 14a-8(i)(3) permits the omission of a proposal that contravenes any Commission proxy rule or regulation, including Rule 14a-9. The Staff has recognized that a proposal may be omitted under Rule 14a-8(i)(3) when it is so vague and indefinite that neither the stockholders voting upon the proposal, nor the company, would be able to determine with any reasonable certainty what measures the company would take in the event the proposal was approved.

The Proposal is vague and indefinite in many ways. For example, the Proposal is not clear as to the methodology for determining the 300 highest paid officers at Wells Fargo. The Proposal refers to restricting annual compensation and "all fringe benefits" but it does not define "fringe benefits" or specify the types of compensation and "fringe benefits" that would be included in determining the 300 highest paid officers. It is uncertain whether the calculation for determining the 300 highest paid officers would include, among other items, commissions, compensation recognized under equity compensation plans, deferred compensation, benefits under health and welfare plans, paid vacation time, and matching contributions under 401(k) plans, and the Proposal does not indicate the method of valuing certain types of these items for purposes of determining the 300 highest paid officers. The Proposal also is uncertain as to whether any or all of the foregoing types of compensation would be required to be restricted or, to the extent there were increases in such items over 2008 rates, reduced retroactively under the Proposal. In addition, the Proposal is vague and indefinite in how Wells Fargo would maintain or reduce retroactively and hold in escrow any increases in compensation "over the 2008 rates" associated with equity compensation plans and benefits received under various health, welfare and other benefit plans, to the extent such plans were deemed to be "fringe benefits" covered by the Proposal. As noted in Section V below, reducing the compensation of certain persons that may be covered by the Proposal would violate state law and is beyond the power of Wells Fargo to effectuate. Furthermore, it is unclear what might constitute maintaining or reducing "fringe benefits" paid to officers, such as under benefit plans, to the extent required under the Proposal. For example, it is uncertain whether the amounts paid under benefit plans that would have to be maintained or reduced to 2008 amounts under the Proposal would apply to Wells Fargo's costs under the plans, the amount of coverage for the officers or the amount of benefits available or paid to the officers.

In sum, the stockholders voting on the Proposal and Wells Fargo would be uncertain as to who would be covered by the Proposal, how the Proposal would be implemented, and the extent that implementation of the Proposal would impact the compensation of Wells Fargo's employees and Wells Fargo's benefit plans. The Staff has permitted the exclusion under Rule 14a-8(i)(3) of compensation proposals that failed to define or specify key terms and provisions or otherwise did not provide clear guidance on the implementation of the proposals, which resulted in the proposals being vague or indefinite. See Otter Tail Corporation (publicly available January 12, 2004) (proposal requesting that future executive salary and stock option plans be changed to limit benefits and that did not define certain terms was excludable under Rule 14a-8(i)(3) as vague and indefinite); Eastman Kodak Company (publicly available March 3, 2003) (proposal that would have capped "the Top Salary" at $1 million "to include bonus, perks, [and] stock options" but did not define certain terms or specify how options were to be valued was excludable under Rule 14a-8(i)(3) as vague and indefinite); General Electric Company (publicly available February 5, 2003) (proposal urging the board to seek stockholder approval for all compensation for senior executives and board members not to exceed more than 25 times the average wage of hourly working employees excludable under Rule 14a-8(i)(3)); and General Electric Company (publicly available January 23, 2003) (proposal seeking an individual cap on "salaries and benefits" of $1 million for officers and directors excludable under Rule 14a-8(i)(3) as vague and indefinite). Accordingly, because the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty the actions required by the Proposal, the Proposal is misleading and, therefore, is excludable under Rule 14a-8(i)(3).

Based on the foregoing, Wells Fargo believes that it may properly omit the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(3).

IV. Rule 14a-8(i)(1) – The Proposal is not a Proper Subject for Action by Stockholders under Delaware Law.

Rule 14a-8(i)(1) provides that a company may omit a proposal if, under the laws of the jurisdiction of the company's organization, the proposal is not a proper subject for action by stockholders. The Note to Rule 14a-8(i)(1) recognizes that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Proposal mandates immediately maintaining annual compensation at 2008 levels, or reducing compensation by holding in escrow any increases in compensation above 2008 levels, for the 300 highest paid officers and to all Board members until Wells Fargo's dividend is restored to the amount paid prior to its reduction. Wells Fargo believes that the mandatory Proposal, if approved, would be binding and accordingly, is not a proper subject matter for Wells Fargo stockholders.

Section 141 of the Delaware General Corporation Law (the "DGCL") provides that the business and affairs of every Delaware corporation shall be managed by or under the direction of a board of directors, except as may be otherwise provided in the DGCL or in the corporation's certificate of incorporation. Moreover, Section 170 of the DGCL provides that the board of directors may declare and pay dividends, subject to any restrictions contained in a corporation's certificate of incorporation. There are no provisions in the DGCL or Wells Fargo's certificate of incorporation that grant stockholders the right to make decisions regarding the declaration of dividends or the compensation of officers and directors as mandated by the Proposal. The Proposal requires that the Board take certain actions that are squarely within the Board's discretionary authority under Delaware law. Consequently, as consistently recognized by the Staff, the Proposal is not a proper subject for action by Wells Fargo stockholders, and Wells Fargo may properly omit the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(1). See The Boeing Company (publicly available February 25, 1997).

Based on the foregoing, Wells Fargo believes that it may properly omit the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(1).

V. Rule 14a-8(i)(2) and Rule 14a-8(i)(6) – The Proposal Would Cause Violation of State Laws and is Beyond Wells Fargo's Power to Effectuate.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate a state law. Rule 14a-8(i)(6) permits exclusion if the proposal deals with a matter that is beyond the company's power to effectuate.

The Proposal would require Wells Fargo to breach certain existing contractual obligations in violation of state law with certain of its officers and directors that would be covered under the Proposal. The Proposal would require Wells Fargo to maintain annual compensation and "all fringe benefits" at 2008 levels and to reduce compensation by holding in escrow any increases in compensation above 2008 levels for the 300 highest paid officers and to all Board members until Wells Fargo's dividend is restored to the amount paid prior to its reduction. Wells Fargo has contractual obligations with certain of its 300 highest paid officers that require Wells Fargo to pay such officers a certain minimum level of compensation. In addition, some of the 300 highest paid officers, as well as Board members, participate in certain of Wells Fargo's equity compensation plans that provide them with certain rights under option and stock award agreements to exercise options or receive shares of common stock upon vesting of stock awards. Depending upon the circumstances, activity under these plans, including option exercises and the vesting of previously granted stock awards, may result in prohibited compensation or increases in compensation to such individuals under the Proposal. Accordingly, Wells Fargo would be required to modify certain contractual obligations for certain officers and directors in order to implement the Proposal.

Under state law, Wells Fargo does not have the unilateral right to modify its contractual obligations with its officers and directors and, therefore, in order to implement the Proposal, Wells Fargo would be required to breach its contractual obligations under state law. The Staff has permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) if the proposals would cause the company to breach existing contractual obligations. See NetCurrents, Inc. (publicly available June 1, 2001) (proposal directing the company to replace all existing executive compensation and implement new executive compensation plans excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations).

Based on the foregoing, because Wells Fargo cannot implement the Proposal without breaching contractual obligations in violation of state law, Wells Fargo believes that the Proposal may be omitted from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, Wells Fargo respectfully submits that it may properly omit the Proposal from its 2010 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wells Fargo omits such Proposal. In accordance with Rule 14a-8(j)(2)(iii), this letter also constitutes an opinion of counsel to the extent any of the reasons set forth herein are based on matters of state law. I am licensed to practice law in the State of New York.

In accordance with Staff Legal Bulletin No.14D (November 7, 2008) ("SLB 14D"), this letter, including Exhibit A, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent concurrently to the Proponent.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff regarding the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

If you have any questions regarding this request, please call the undersigned at (704) 383-4901.

Very truly yours,



Anthony R. Augliera
Senior Company Counsel

cc: Norman L. Weiss

EXHIBIT A

Norman L. Weiss

*** FISMA & OMB Memorandum M-07-16 ***

FAX *** FISMA & OMB Memorandum M-07-16 ***

Wells Fargo
Corporate Offices
420 Montgomery Street
San Francisco, CA 94109

Attention: Board of Directors.

Sirs:

I am the trustee of my family trust holding more than 600 common shares in your Corporation.

In view of the reduction of the dividends paid to stockholders I submit the following resolution:

"Until the dividend paid on Common Shares of Wells Fargo is restored to the amount paid previously before the reduction for four (4) successive quarters, the annual compensation and all fringe benefits paid to the 300 highest paid officers and to all Board Members be maintained at the amounts paid in the previous year, 2008."

"In addition any increases that may have been granted over the 2008 rates, to these individuals in the year 2009 or latter years, be held in escrow until the dividend has been increased to the amounts previously paid, for four (4) successive quarters."

Please advise me by return mail if there is anything in addition to this letter needed to include this resolution in the next annual meeting of the Corporation.

Thank you,



PS. This resolution replaces any that I sent recently via E mail